# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Renalytix plc, CIK 0001811115
CUSIP: 75973T200
Title of class of securities: Ordinary Shares, nominal value GBP0.0025 per share underlying American Depositary Shares
Address of issuer's principal executive offices: 2 Leman Street, LONDON, United Kingdom (X0), E1W 9US
Date of event which requires filing of this statement: 11/04/2025
Amends the filing with accession number 0001104659-23-023247
Filed by CIK 0001966029
Persons authorized to receive notices and communications: PETER TRAPANI, JEFFERSON RIVER CAPITAL LLC, 499 PARK AVENUE, 27TH FLOOR, NEW YORK, New York (NY), 10022, 212-805-8110

## Reporting persons
- JEFFERSON RIVER CAPITAL LLC (CIK 0001966029): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,644,391; sole dispositive power 0; shared dispositive power 19,644,391; aggregate amount beneficially owned 19,644,391 (4.5% of the class)
  Comment: Ownership percentage calculations are based on 437,018,680 Ordinary Shares outstanding as of November 3, 2025, as indicated by the Issuer's proxy statement dated November 4, 2025.
- The Hamilton E. James 2003 Children's Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 19,406,043; sole dispositive power 0; shared dispositive power 19,406,043; aggregate amount beneficially owned 19,406,043 (4.4% of the class)
- Hamilton E. James: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 19,644,391; sole dispositive power 0; shared dispositive power 19,644,391; aggregate amount beneficially owned 19,644,391 (4.5% of the class)
- David R. James: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 19,406,043; sole dispositive power 0; shared dispositive power 19,406,043; aggregate amount beneficially owned 19,406,043 (4.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value GBP0.0025 per share underlying American Depositary Shares
Name of issuer: Renalytix plc
Address of issuer's principal executive offices: 2 Leman Street, LONDON, United Kingdom (X0), E1W 9US
Comment: This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 2023, as amended by Amendment No. 1 on March 21, 2024, Amendment No. 2 on October 2, 2024 and Amendment No. 3 on November 6, 2024. This Amendment No. 4 relates to ordinary shares, par value GBP0.0025 (the "Ordinary Shares") of Renalytix plc, a company incorporated in England and Wales (the "Issuer"). The principal executive office of the Issuer is located at 2 Leman Street, London E1W 9US, United Kingdom. The beneficial ownership reported herein reflects Ordinary Shares and the Issuer's American depositary shares (the "ADS"), each representing two Ordinary Shares, held by the Reporting Persons (as defined in the Schedule 13D).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. HEJ is the direct beneficial owner of 238,348 Ordinary Shares in the form of ADS.

The percentages reported in this Schedule 13D are calculated based upon 437,018,680 Ordinary Shares outstanding as of November 3, 2025, as indicated by the Issuer's proxy statement dated November 4, 2025.

Jefferson River disclaims beneficial ownership over all securities beneficially owned by the Trust and HEJ, other than for the purpose of determining obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this Schedule 13D shall not be deemed an admission that Jefferson River is the beneficial owner of such securities for any other purpose.

HEJ disclaims beneficial ownership over all securities beneficially owned by the Trust, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that HEJ is the beneficial owner of such securities for any other purpose.

DRJ disclaims beneficial ownership over all securities beneficially owned by the Trust, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that DRJ is the beneficial owner of such securities for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. HEJ is the direct beneficial owner of 238,348 Ordinary Shares in the form of ADS.

The percentages reported in this Schedule 13D are calculated based upon 437,018,680 Ordinary Shares outstanding as of November 3, 2025, as indicated by the Issuer's proxy statement dated November 4, 2025.

Jefferson River disclaims beneficial ownership over all securities beneficially owned by the Trust and HEJ, other than for the purpose of determining obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this Schedule 13D shall not be deemed an admission that Jefferson River is the beneficial owner of such securities for any other purpose.

HEJ disclaims beneficial ownership over all securities beneficially owned by the Trust, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that HEJ is the beneficial owner of such securities for any other purpose.

DRJ disclaims beneficial ownership over all securities beneficially owned by the Trust, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that DRJ is the beneficial owner of such securities for any other purpose.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Ordinary Shares on November 3, 2025.

## Signatures
- JEFFERSON RIVER CAPITAL LLC: /s/ Peter Trapani, Chief Financial Officer (02/23/2026)
- The Hamilton E. James 2003 Children's Trust: /s/ Peter Trapani, Authorized Signor and Treasurer (02/23/2026)
- Hamilton E. James: /s/ Hamilton E. James, Hamilton E. James (02/23/2026)
- David R. James: /s/ David R. James, David R. James (02/23/2026)